SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 14)

Synta Pharmaceuticals Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87162T206
(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(646) 927-2525
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

06/30/2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. | |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CxSynta LLC 02-0604347

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,761,716

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,761,716

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,761,716

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,500,326

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,500,326

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,500,326

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011 Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011-C Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011-D Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-B Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-C Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-D Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

120,854

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

120,854

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,854

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OB Select Opportunities, LLC 22-3623004

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,460,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,460,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,460,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ben-Ur, David

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

6,200

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,200

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shteinbuk, Yuriy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weisberg, Heath

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KFO HOLDINGS LLC 46-4139835

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,278,610

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,278,610

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,278,610

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

5,443,823

8.	SHARED VOTING POWER

31,721,180

9.	SOLE DISPOSITIVE POWER

5,443,823

10.	SHARED DISPOSITIVE POWER

31,721,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,165,003

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14.	TYPE OF REPORTING PERSON

IN

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:
The purchase price for the shares of Common Stock acquired by Mr. Kovner was paid out of Mr. Kovner's personal funds.  108,657 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees.
Mr. Kovner also was granted 72,000 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.
Kovner 2012 Family Trust A; Kovner 2012-B Synta Investment Trust; Kovner 2012-C Synta Investment Trust; Kovner 2012-D Synta Investment Trust; Kovner 2011-C Investment Trust; Kovner 2011-D Investment Trust; and Kovner 2011 Family Trust transferred a total of 2,279,146 shares of Common Stock to Mr. Kovner's spouse as consideration for repayment of certain loans made by Mr. Kovner's spouse to the aforementioned trusts.

ITEM 4. Purpose of Transaction.

Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes.  Based on a review of the investment, each of the Reporting Persons may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of, Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.
Mr. Kovner currently serves as a Director of the Company.  In that capacity, he participates in the ordinary course in Board of Directors' related activities and may participate in the management of the Company.
Except as set forth in this Schedule 13D, none of the reporting persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:
(a)  (i)    CxSynta LLC beneficially owns 7,761,716 shares of Common Stock, representing approximately 5.8% of the 134,420,670 shares of Common Stock reported to be outstanding in the Company's 10-Q dated May 1, 2015.  Except as otherwise noted, the percentages used herein and in the rest of this Amendment No. 14 are calculated based upon such number of outstanding shares.
(ii)             Caxton Corporation is the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC and as such, has voting and dispositive power with respect to the 7,761,716 shares beneficially owned by CxSynta LLC, the 15,278,610 shares beneficially owned by KFO Holdings LLC and the 5,460,000 shares beneficially owned by OB Select Opportunities LLC.  As a result, Caxton Corporation may be deemed to beneficially own 28,500,326 shares of Common Stock, representing approximately 21.2% of the total shares of Common Stock issued and outstanding.
(iii)           Kovner 2011 Family Trust beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(iv)           Kovner 2011-C Investment Trust beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(v)            Kovner 2011-D Investment Trust beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

(vi)           Kovner 2012 Family Trust A beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(vii)          Kovner 2012-B Synta Investment Trust beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(viii)        Kovner 2012-C Synta Investment Trust beneficially owns 0 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(ix)            Kovner 2012-D Synta Investment Trust beneficially owns 120,854 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 120,854 shares.  As a result, Mr. Kovner may be deemed to beneficially own 120,854 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.
(x)              Kovner 2012 Family Trust B beneficially owns 3,100,000 shares of Common Stock, representing approximately 2.3% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 3,100,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 3,100,000 shares of Common Stock, representing approximately 2.3% of the total shares of Common Stock issued and outstanding.
(xi)            OB Select Opportunities LLC directly owns of 5,460,000 shares of Common Stock, representing approximately 4.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 5,460,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 5,460,000 shares of Common Stock, representing approximately 4.1% of the total shares of Common Stock issued and outstanding.
(xii)          Mr. Ben-Ur is the Chief Investment Officer of Caxton Alternative Management LP and has sole beneficial ownership of 6,200 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xiii)         Mr. Yuriy Shteinbuk is Vice President of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xiv)         Mr. Heath Weisberg is general counsel of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xv)          KFO Holdings LLC beneficially owns of 15,278,610 shares of Common Stock, representing approximately 11.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 15,278,610 shares.  As a result, Mr. Kovner may be deemed to beneficially own 15,278,610 shares of Common Stock, representing approximately 11.4% of the total shares of Common Stock issued and outstanding.
(xvi)         Mr. Kovner has sole beneficial ownership of 5,443,823 shares of Common Stock, which includes options to purchase 72,000 shares of Common Stock upon the exercise of such options. In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC and as a result may be deemed to beneficially own 28,500,326 securities of the Company owned by CxSynta LLC, KFO Holdings LLC and OB Select Opportunities Select LLC. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to each of the following trusts and, as a result, may be deemed to beneficially own the 3,220,854 securities of the Company owned by such trusts, in aggregate: Kovner 2012-D Synta Investment Trust and Kovner 2012 Family Trust B.
As a result of the foregoing, Mr. Kovner may be deemed to beneficially own an aggregate of 37,165,003 shares of Common Stock, representing approximately 27.6% of the 134,492,6701 total shares of Common Stock deemed issued and outstanding.

1 The number of issued and outstanding shares is based on the 134,420,670 shares of Common Stock reported to be outstanding in the Company's 10-Q dated May 1, 2015, adjusted for options held by Mr. Kovner.

Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC, except to the extent of his pecuniary interest therein.  Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by each of the aforementioned trusts, and the shares of Common Stock directly owned by each of Mr. Ben-Ur, Mr. Shteinbuk and Mr. Weisberg.
(b)            Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 7,761,716 shares of Common Stock owned directly by CxSynta LLC, over 15,278,610 shares of Common Stock owned directly by KFO Holdings LLC and 5,460,000 shares of Common Stock owned directly by OB Select Opportunities LLC.  Mr. Kovner may be deemed to share voting and dispositive power with respect to the aggregate 3,220,854 shares of Common Stock held by the following trusts: Kovner 2012-D Synta Investment Trust and Kovner 2012 Family Trust B. Mr. Ben-Ur has sole voting and dispositive power over the 6,200 shares of Common Stock owned directly by him. Mr. Shteinbuk has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him.  Mr. Weisberg has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 5,443,823 shares of Common Stock (which includes the options thereon) that he directly beneficially owns.
(c)            On June 30, 2015, Kovner 2012 Family Trust A; Kovner 2012-B Synta Investment Trust; Kovner 2012-C Synta Investment Trust; Kovner 2012-D Synta Investment Trust; Kovner 2011-C Investment Trust; Kovner 2011-D Investment Trust; and Kovner 2011 Family Trust, transferred in the aggregate 2,279,146 shares of Common Stock to Mr. Kovner's spouse as consideration for repayment of certain loans made by Mr. Kovner's spouse to the aforementioned trusts.  Mr. Kovner may be deemed to be the beneficial owner of the Common Stock held by his spouse.  On July 1, 2015, Mr. Kovner was granted 31,817 shares of  restricted Common Stock and 20,000 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors, each subject to applicable vesting periods.  As of July 1, 2015, 108,657 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees. Mr. Kovner also was granted 72,000 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.
Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:
No material change from the Schedule 13D/A filed on April 10, 2015.

ITEM 7. Material to Be Filed as Exhibits

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 7/07/2015	CxSynta LLC

By: Caxton Corporation,
Managing Member of CxSynta LLC

Heath N. Weisberg, as General Counsel and Chief
Compliance Officer of Caxton Corporation

Date: 7/07/2015	Caxton Corporation

Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 7/07/2015	Kovner 2011 Family Trust

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2011-C Investment Trust

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2011-D Investment Trust

Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2012 Family Trust A

Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2012-B Synta Investment Trust

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2012-C Synta Investment Trust

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2012-D Synta Investment Trust

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	Kovner 2012 Family Trust B

Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 7/07/2015	OB Select Opportunities, LLC

By: Caxton Corporation, Manager of OB Select Opportunities, LLC

Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 7/07/2015	David Ben-Ur

David Ben-Ur

Date: 7/07/2015	Yuriy Shteinbuk

Yuriy Shteinbuk

Date: 7/07/2015	Heath N. Weisberg

Heath N. Weisberg

Date: 7/07/2015	KFO Holdings LLC

By: Caxton Corporation, Manager of KFO Holdings LLC

Heath N. Weisberg, General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 7/07/2015	Bruce S. Kovner

Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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